1740 Technology Drive	main 408.570.9700	www.SELECTICA.com
Suite 450	fax 408.570.9705
San Jose, CA 95110

December 1, 2008
Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Re:	Selectica, Inc.

Form 8-K filed on November 6, 2008

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008

File No. 000-29637
Dear Mr. Krikorian:
In response to your letter of November 10 and as a follow up to phone conversations I have had with Jason Niethamer of the SEC on November 11 and November 20, this letter is to formally request that the SEC waive any requirements for additional filings by Selectica on the above matters. First, as requested in your letter and on behalf of Selectica, Inc. let me acknowledge that the Company acknowledges the following:
•	the Company is solely responsible for the adequacy and accuracy of its disclosure in the above- referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Basically, we would like you to consider the following context surrounding our request for a waiver in this case:
1.	We believe that an additional amendment has the possibility of confusing the investor and our shareholders. We think that the Explanatory Note on page 3 of the 10 Q/A makes it clear that we amended the 10Q for the quarter ended June 30, 2008 in order to properly record a $400,823 credit to non-cash compensation expense due to the resignation of our former CEO (i.e., an understatement of income). The correction involves a single line-item of expense that flows through the financial statements and footnotes, as referenced by the Explanatory Note. In addition the Explanatory Note states that “the Company’s financial statements for the quarterly period ended June 30, 2008 should be restated and should no longer

Stephen Krikorian
SEC
December 1, 2008

be relied upon.” As such, we believe that the Form 10 Q/A filed on November 6, 2008 contains sufficient disclosure in accordance with paragraphs 25 and 26 of SFAS 154. Accordingly, we request the Commission consider the substantive disclosure along with the possibility of confusion as sufficient reason to waive a requirement for refiling.

2.	We have already filed our 10-Q for the period ending September 30, 2008 and the financial statements for the six month period appropriately affect the credit taken as mentioned above. A follow on amended filing to the first quarter will not add any material information not already disclosed and may create confusion.

3.	Regarding the requested changing to the wording in Management’s Report of Control over Financial Reporting on page 20 of the 10 Q/A, the Company would like you to consider Management’s Report of Control over Financial Reporting in the Form 10-Q filed for the period ending September 30, 2008, as follows:
ITEM 4: CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit to the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that information is accumulated and communicated to our management, including our principal executive and principal financial officers (whom we refer to in this periodic report as our Certifying Officers), as appropriate to allow timely decisions regarding required disclosure.
     As discussed below, we identified a material weakness in our internal control over financial reporting as of September 30, 2008. Accordingly, management has concluded that our disclosure controls and procedures were not effective as of September 30, 2008.
     On September 9, 2008, Richard Heaps was elected to be our Chief Financial Officer, replacing our former interim Chief Financial Officer, who served in that capacity following the resignation of our former Chief Financial Officer in June, 2008. Following his appointment, we initiated a review of our internal control over financial reporting.
     In the course of that review and the preparation of our financial statements for the quarter ended September 30, 2008, management noted several significant control deficiencies in our internal control over financial reporting. Management concluded that these deficiencies collectively amounted to a material weakness in our financial controls over financial reporting, whereas each individual item may not have by itself constituted a material weakness in

Stephen Krikorian
SEC
December 1, 2008

those controls. A control deficiency exists when the design or operation of a control does not allow our management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected.
     Among the items identified by management during the review were several significant deficiencies that resulted in adjustments and reclassifications to certain financial statement accounts, including the failure to record an entry in the proper period reversing a previously recorded expense due to the issuance of restricted stock to our former CEO. The error indicated a deficiency in the prior preparation and review of financial statements and related data. As a result, our financial statements for the first fiscal quarter of 2009 were appropriately modified and refiled prior to the filing of this report. We are in the process of implementing processes and procedures designed to remediate the control deficiencies we identified, in order to allow us to detect such changes and record them in the proper accounting period.
The Company respectfully suggests that the above disclosure provides both a contextual discussion of developments over financial controls at the Company as well as the impact that the management transition that has taken place has had over those controls. It is not clear to us that to correct a single word in the 10 Q/A would add any additional material content to our investors.
As I mentioned to Mr. Nietheimer on the telephone, the Company would like to avoid the confusion that further revised filings might have to our disclosures. We would also like to avoid the time and expense, if possible, but that is not our primary concern. We are prepared to comply fully with the requests in your letter of November 10, but request that in the light of the above information, that the Commission consider waiving the requirement.
Please feel free to contact me directly with any questions you may have. I can be reached by phone at (408) 545-2648 or by email at rheaps@selectica.com.
Sincerely,

/s/ Richard Heaps
Richard Heaps
Chief Financial Officer and General Counsel Selectica, Inc.